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March 23, 2022

VIA EDGAR AND ELECTRONIC MAIL

Perry Hindin

Special Counsel

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ventas, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Jonathan Litt, Land & Buildings Capital Growth Fund, LP, L&B Opportunity Fund, LLC et al. (collectively, “Land & Buildings”)
Filed March 7, 2022
File No. 001-10989

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 15, 2022 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Land & Buildings. We have reviewed the Staff Letter with Land & Buildings and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Additional Information, page 21

1.	Please advise us when Land & Buildings anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Land & Buildings will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

We acknowledge the Staff’s comment and advise the Staff that Land & Buildings intends on filing its definitive proxy statement after the Company files its definitive proxy statement. However, should Land & Buildings determine to file its definitive proxy statement before the Company files its definitive proxy statement, Land & Buildings will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 23, 2022

General

2.	As discussed with Land & Buildings’ counsel, future soliciting material, including the proxy statement, will reference a color of proxy card other than white.

We acknowledge the Staff’s comment and hereby confirm that in Land & Buildings’ future soliciting material, including its definitive proxy statement, Land & Buildings will reference a non-white color proxy card.

*        *        *        *        *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Meagan M. Reda, Esq.
Meagan M. Reda, Esq.